Exhibit 99.6

Q&A issued by Philips

Media/investor Q&A

Philips to acquire Spectranetics Corporation to accelerate expansion in image-guided therapy devices to treat cardiac and peripheral vascular disease

Q1:	Why is Philips acquiring Spectranetics?

A1:	The acquisition of Spectranetics will complement Philips’ Image-Guided Therapy business, strengthen its position in a EUR 6+ billion market, create scale in high growth segments, and boost recurring revenue streams for Philips.

The Stellarex drug-coated balloon is a key growth driver in Spectranetics’ portfolio. Stellarex already is CE-marked, and under review by the FDA for premarket approval in the U.S. The drug-coated balloon segment is one of the fastest growing segments in peripheral vascular procedures.

The combined Spectranetics and Philips Image Guided Therapy Devices business (Philips Volcano), within the Image-Guided Therapy Business Group, is expected to grow to approximately EUR 1 billion by 2020.

Q2:	How does this acquisition fit in with your strategy?

A2:	In the past two years, Philips has established a unique position in the image-guided therapy industry as a leader in both systems and devices. This was driven by the acquisition of Volcano in early 2015 and Philips’ long-term R&D programs, which for example, resulted in the recent launch of Philips Azurion.

Building on this strong base, Philips has already expanded into therapy devices to treat peripheral artery disease, a fast growing segment in the EUR 6+ billion image-guided therapy market. The acquisition of Spectranetics reinforces this expansion and further strengthens Philips’ Image-Guided Therapy business.

Q3:	How big is the market Spectranetics is addressing? Is this included in the existing addressable market estimates?

A3:	After the acquisition of Spectranetics, the addressable IGT market for Philips is EUR 6+ billion.

Q4:	Does Spectranetics already have products/services on the market? When do you expect FDA approval for Stellarex?

A4:	Spectranetics’ device portfolio includes:

•	a range of laser atherectomy catheters for treatment of blockages with laser energy in both coronary and peripheral arteries;

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•	the AngioSculpt scoring balloon used to mechanically push a blockage aside in both peripheral and coronary arteries;

•	the AngioSculptX scoring balloon, which is the only drug-coated scoring balloon in the market**;

•	the Stellarex* drug-coated balloon, which treats common to complex lesions while inhibiting the recurrence of these blockages. Stellarex already is CE-marked, and under review by the FDA for premarket approval in the US. The drug-coated balloon segment is one of the fastest growing segments in peripheral vascular procedures.

*	Stellarex is not available for sale in the US
**	AngioSculptX is not available for sale in the US

Q5:	What part of Philips will Spectranetics become part of? Will it be a stand-alone business, or will it be integrated into an existing business?

A5:	Spectranetics will become part of the Image Guided Therapy Business Group within Philips’ Diagnosis & Treatment segment.

Q6:	What are the financial terms of the transaction?

A6:	Philips will commence a tender offer to acquire all of the issued and outstanding shares of Spectranetics for USD 38.50 per share, to be paid in cash upon completion. This represents a 27 percent premium to Spectranetics closing price on June 27, 2017. The implied enterprise value is approx. EUR 1.9 billion inclusive of Spectranetics’ cash and debt.

Q7:	When will the acquisition be EBITA and EPS accretive?

A7:	The transaction is expected to be accretive to Philips’ revenue growth, adjusted EBITA margins and adjusted EPS by 2018.

Q8:	How many employees does Spectranetics have? Will they all join Philips? Will management stay on?

A8:	Upon completion of the transaction, Spectranetics and its more than 900 employees will be merged with the Image Guided Therapy Devices business. The team will bring a lot of talent and capabilities to Philips. We will announce our combined leadership team for IGT Devices at the closing of the transaction, which is expected in Q3.

Q9:	When will the acquisition be completed?

A9:	The transaction is expected to close in the third quarter of 2017.

Q10:	What was Spectranetics’s revenue 2016? What are the expectations for this year? Is Spectranetics profitable?

A10:	In 2016, Spectranetics reported sales of USD 271 million and a net loss. The projected 2017 sales are in the range of USD 293 million to USD 306 million.

Spectranetics’ standalone revenue growth is expected to be double-digit and adjusted EBITA to be positive by 2018.

Additional Information This communication relates to a tender offer (the “Offer”) that has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of The Spectranetics Corporation (“Spectranetics”) or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Spectranetics. The offer to purchase shares of Spectranetics common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by HealthTech Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Royal Philips, and the solicitation/recommendation statement will be filed with the SEC by Spectranetics. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the Offer and merger and any expected benefits of the merger, and certain forward-looking statements regarding Spectranetics, including without limitation with respect to its business, the proposed Offer and merger, the expected timetable for completing the transaction, and the strategic and other potential benefits of the transaction. Completion of the Offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “projects,” “potential,” “continues” or “believes,” or variations of such words and phrases, or by statements that certain actions, events, conditions, circumstances or results “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, (i) the risk that not all conditions of the Offer or the merger will be satisfied or waived; (ii) uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; (iii) uncertainties as to the timing of the Offer and merger; (iv) uncertainties as to how many of Spectranetics’ stockholders will tender their stock in the Offer; (v) the possibility that competing offers will be made; (vi) the failure to complete the Offer or the merger in the timeframe expected by the parties or at all; (vii) the outcome of legal proceedings that may be instituted against Spectranetics and/or others relating to the Transactions; (viii) the risk that the Transactions disrupt current plans and operations of Spectranetics and affect its ability to maintain relationships with employees, customers or suppliers; (ix) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate Spectranetics’ operations into those of Philips; (x) the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; (xi) domestic and global economic and business conditions; (xii) regulatory developments affecting Philips’ and or Spectranetics’ actual or proposed products or technologies; (xiii) political, economic and other developments in countries where Philips operates; (xiv) unpredictability and severity of catastrophic events; (xv) industry consolidation and competition; and (xvi) other risk factors described in Spectranetics’ Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. Any forward-looking statements in this communication are based upon information known to Philips on the date of this communication. Neither Philips undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.